UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number__________
Copernic Inc. (Translation of registrant's name into English)

360 Franquet Street, Suite 60 Québec, Québec G1P 4N3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CHANGE OF AUDITOR NOTICE

RSM Richter, LLP, 2 Place Alexis-Nihon, Montreal (Quebec) H3Z 3C2 (the “Former Auditor”) was dismissed as independent auditor of Copernic Inc. (the “Company”) effective April 1, 2009. Raymond Chabot Grant Thornton, 140 Grande-Allee West, Suite 200, Quebec (Quebec) G1R 5P7 (the “Successor Auditor”) was appointed as the successor auditor of the Company effective April 1, 2009, for the financial year ending December 31, 2009, subject to the approval of its shareholders at the Company’s next annual meeting of shareholders to be held on June 17, 2009.

In this regard, the Company advises that:

1.	The dismissal and the recommendation to appoint the Successor Auditor was considered and approved by the Company’s Board of Directors;

2.
The Former Auditor’s report on the Company’s financial statement for the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles; and

3.
There were no disagreements with Former Auditor for the last two fiscal years and the subsequent interim period preceding the dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Former Auditor would have caused them to make reference thereto in their report on the financial statements for such periods.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copernic Inc.
(Registrant)
Date: 2009 04 22	By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President and CEO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: Copernic Inc. Announces a Change of Auditors
99.2	Letter from Former Auditor
99.3	Letter from Successor Auditor